NEWS RELEASE


Contact
Motti Gadish
Retalix Ltd.
+972-9-776-6600
investors@retalix.com


             Retalix Founders and FIMI Sign Shareholders' Agreement

              Barry Shaked will continue to serve as the Company's
                 Chief Executive Officer; FIMI will designate a
                        nominee for Chairman of the Board

     Ra'anana, Israel; March 4, 2008 - Retalix(R) Ltd. (NasdaqGS: RTLX) announced today that three of its largest shareholders, FIMI, Barry Shaked and Brian Cooper, have entered into a shareholders' agreement.

     FIMI, an Israeli private equity fund, recently acquired approximately 11.6% of the ordinary shares of Retalix; Barry Shaked, the founder, Chairman and CEO of Retalix, and Brian Cooper, the co-founder of Retalix and a member of the Board of Directors, own shares and exercisable options representing approximately 10.6% of the ordinary shares of Retalix.

     According to the agreement, filed on Monday with the SEC, the parties agreed to take steps to expand the Company's Board of Directors to be comprised in equal parts of directors designated by the founders and by FIMI. One of FIMI's designees is expected to serve as the Chairman of the Board. Barry Shaked, the Company's current Chairman and Chief Executive Officer, will continue to serve as the Company's Chief Executive Officer. This follows Mr. Shaked's announcement in December 2007 that Retalix intended to separate the positions of Chairman and CEO during 2008.

     Ishay Davidi, CEO of FIMI, said that he sees great importance in the cooperation established in the shareholders' agreement. "Each of the parties will contribute to improving the Company's performance and to assisting management in enhancing shareholder value and realizing Retalix's great potential," Davidi said.

     Barry Shaked added: "I appreciate FIMI's desire to contribute to the Company's future. This agreement provides Retalix broad and solid backing in a period of multiple challenges and opportunities. Expanding the Board of Directors and bringing in a new Chairman will allow me to focus as CEO on the execution of our business plan for the benefit of all shareholders."

     Recommended changes to the Board of Directors will be brought to the Board for approval at its next regularly scheduled meeting.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. For example, the statements regarding the potential and opportunities ahead, enhancing shareholder value, strength of Retalix's solutions and continued growth all involve forward looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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